TrippBio, Inc.



Annual Report
2020

Annual Report 2020

Throughout this document, mentions of [COMPANY] refer to [TRIPPBIO, INC.], a [C-Corporation] formed on [May 1, 2020] in [Jacksonville, FL] (the "Company"). The Company's physical address is [9143 Philips Highway, Suite 390, Jacksonville, FL 32256].

You may contact the Company by emailing [RichardStill@TrippBio.com]. This annual report is posted on the Company's website, [TrippBio.com]. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

TrippBio, Inc. ("TrippBio" or "Company") is a corporation formed on May 1, 2020, in Jacksonville, FL. The Company's physical address is 9143 Philips Highway, Jacksonville, FL 32256. The Company's web site may be accessed at TrippBio.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

William Meadow

Board positions with TrippBio, Inc.

Dates	Position	Principal Occupation
05/01/2020 - Present	Chairman	Manager

Positions with TrippBio, Inc.

Dates	Position	Responsibilities
05/01/2020 - Present	Director	Managment

Dates	Organization	Title, Principal Business, and Responsibilities
2019 – Present	CEO	SpinUp Corporation
2014 – Present	Chairman & CEO	MV Patents, LLC
2014 – Present	Founder & Board Member	LocatorX

Richard Still

Board positions with TrippBio, Inc.

Dates	Position	Principal Occupation
5/1/2020 -	Secretary, Treasurer	Manager

Positions with TrippBio, Inc.

Dates	Position	Responsibilities
5/1/2020 -	Chief Financial Officer	Financial Management

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2019 – Present	SpinUp Corp	CFO
2017 – Present	REinvest North Florida, LLC	Founder
2016 – 2017	Cal-Maine Foods, Inc	Accounting Manager
2013 – 2016	Foodonics Int. Inc.	CFO

David Martin

Board positions with TrippBio, Inc.

Dates	Position	Principal Occupation
8/5/2020 - Present	Member	Manager

Positions with TrippBio, Inc.

Dates	Position	Responsibilities
3/31/2021- Present	CEO	Managing the Company
8/5/2020 - 3/31/2021	Director	Manager

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2011 – Present	Martin Pharma Consulting, LLC	Principal & Founder
08/01/2019 – 12/01/2020	Kirrhos Pharmaceuticals	CEO, Director and Founder
11/01/2011 – 08/01/2020	DFH Pharma Inc.	CDO, Director and Founder

Frederick Sancilio

Board positions with TrippBio, Inc.

Dates	Position	Principal Occupation
8/5/2020 - Present	Member	Manager

Positions with TrippBio, Inc.

Dates	Position	Responsibilities
8/5/2020 - Present	Director	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2019 – 2020	Florida Atlantic University	Research Professor and Managing Director
2018 – Present	Clearway Global, Inc	Co-Founder

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

SpinUp Corporation owns 321,000 shares of COMMON STOCK and William Meadow (CEO of SpinUp Corporation) owns 21,400 shares of Series A Stock, representing a voting power of 95.15%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

TrippBio, Inc. (TrippBio) is a newly formed Florida C-Corp created to commercialize new applications of existing drugs to fight infectious diseases. Currently, these efforts are focused squarely on battling the Coronavirus pandemic currently impacting the world. While the current mission is to identify and commercialize the repurposing of existing drugs to fight the SARS-CoV-2 virus that causes COVID-19, our vision is to find and commercialize new uses of other existing drugs in the treatment and prevention of a variety of rogue viruses affecting the world. Indeed, the development of new medications can take years, as the drug must be developed, tested, approved, and manufactured. By investigating existing (de-risked) drugs, overall development costs, and significantly reduced development timelines can be achieved, thus adding value to the world's affected population, and rewarding shareholders. As evidenced by the COVID-19 pandemic, the world cannot afford to wait for new drugs to be developed, and TrippBio is prepared to help.

5. How many employees does the Company currently have? (§ 227.201(e))

The Company has 0 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

Although the initial laboratory results of the drug TD213 have been very impressive against the COVID-19 virus, there is the possibility that the clinical trials will yield results showing little or no effect against COVID-19 in humans. TrippBio is investigating additional drugs to test, but if TD213 is not successful, it would be a major setback.

If the Company is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. The Company may require substantial future capital in order to continue to conduct the research, product development, and marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements may adversely affect the Company's business, financial condition, and results of operations because the Company would be left without the capital required to complete product development or establish sales and marketing capabilities.

Because the Company has a history of operating losses, and expects to generate operating losses for the foreseeable future, it may not achieve profitability for some time, if at all. The Company is in an early stage of development and, therefore, has a limited history of operations.

The Company is faced with all of the risks associated with a company in the early stage of development. In addition, the Company's business is subject to numerous risks associated with a new company engaged in work with athletes tracking injuries. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval. Because the Company is focused on product development, the Company has not generated significant product revenues to date. The Company has incurred losses in its operations and expects to continue to incur losses for the foreseeable future.

The process of developing the Company's products requires significant research and development which is costly and does not result in revenues or profits. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business.

The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

Any valuation at this stage is difficult to assess.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

We are highly dependent on the Services of our CEO.

Our future business and results of operations depend in significant part upon the continued contributions of our CEO. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

There is no present public market for these Securities and we have arbitrarily set the price

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	99,900,000	1,427,204	1 vote per share	
Series A	100,000	21,400	1,000 votes per share	

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

At Issuer's discretion.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

The parent company of TrippBio, SpinUp Corporation, has voting control of TrippBio, and as such, SpinUp Corporation may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Shareholders	$39,297	0	Payable on demand
SpinUp Corporation advance	$467,736	0	Payable on demand

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
01/01/2021	Common Stock	$184,644	Reg CF	Management and Professional fees

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

SpinUp Corporation, Holding Company, Advance, $467,736.

William Meadow who is the Chairman of TrippBio, Inc., is the CEO of SpinUp Corporation.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

At year-end 2020, the Company is in a position of needing to raise additional funds to continue the development of TD213. Until additional funds have been secured, there is limited liquidity which restricts the strategic options that might otherwise be available to management. At year end, there is $49,566 cash and cash equivalents on the Balance Sheet. There is $261,245 in Accounts Payable, mostly consisting of payables to a CRO, payments to a testing center, and accrued compensation for Executives. There is $467,736 in advances from SpinUp Corp for consulting fees, $39,297 in loans from Shareholders, and $133,331 in other current liabilities. With no current or near term planned revenues from the Company, these liabilities will have to be covered by cash raised in upcoming funding rounds. The Company has been working on payment structures with all groups to which the Company owes funds and expects to remain on good terms with them all.

The Company initiated the Regulation CF crowdfunding in September 2020 and officially closed it out in March 2021. The total raised by the crowdfunding was under $184,644, which was significantly lower than anticipated. Since the laboratory, animal and initial clinical trial all yielded good results, the Company plans on the next fundraising to target $35 million in a Regulaton D raise. The price per share of the Regulation CF was $4.00/share, and it is anticipated that the next raise will be at a price higher than $4.00/share.

There are two major material changes in the Company subsequent to December 31, 2020. The first is that in March of 2021 the Company received a Notice of Allowance from the U.S. Patent and Trademark Office on its patent for using TD213 for treatment of coronavirus infections. The second major change is that Phil Young resigned from the CEO position in March 2021 and David Martin (a current Board Member) was installed as the new CEO.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements. All financial statements are unaudited.

Ongoing Reporting Requirements

TrippBio, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

TrippBio, Inc. will file a report electronically with the SEC annually and post the report on its web site https://trippbio.com/ no later than 120 days after the end of each fiscal year covered by the report.

Balance Sheet

TrippBio, Inc.
As of December 31, 2020

	DEC 31, 2020
Assets	
Current Assets	
Cash and Cash Equivalents	
Checking - Chase Bank	49,566.77
Total Cash and Cash Equivalents	**49,566.77**
Savings - Chase Bank	10.00
Total Current Assets	**49,576.77**
Total Assets	**49,576.77**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	261,245.36
Advances from Blink Science	(5,334.50)
Advances from SpinUp Corp	467,736.54
Loans from Shareholders	39,297.08
Other Current Liabilities	133,331.75
Total Current Liabilities	**896,276.23**
Total Liabilities	**896,276.23**
Equity	
Additional Paid in Capital	19,444.04
Common Stock	329.56
Current Year Earnings	(866,473.06)
Total Equity	**(846,699.46)**
Total Liabilities and Equity	**49,576.77**

Income Statement (Profit and Loss)

TrippBio, Inc.
For the 8 months ended December 31, 2020

	MAY-DEC 2020
Gross Profit	-
Operating Expenses	
Advertising and Marketing	23,091.14
Computer and Internet Expenses	5,956.01
Corporate Expenses	1,153.71
Insurance - Liability	9,569.68
IT Support	199.49
Licenses, Dues & Subscriptions	15,465.26
Management Fees	484,456.34
Marketing Intelligence	29,792.58
Meals & Entertainment	378.24
Office Expenses	399.55
Other Operating Costs	5,000.00
Other Professional Fees	270,807.46
Professional Fees	430.00
Share Based Compensation	19,773.60
Total Operating Expenses	**866,473.06**
Operating Income	**(866,473.06)**
Net Income	**(866,473.06)**

Statement of Cash Flows

TrippBio, Inc.
For the 8 months ended December 31, 2020

	MAY-DEC 2020
Operating Activities	
Payments to suppliers and employees	(611,307.50)
Net Cash Flows from Operating Activities	**(611,307.50)**
Investing Activities	
Other cash items from investing activities	(10.00)
Net Cash Flows from Investing Activities	**(10.00)**
Financing Activities	
Other cash items from financing activities	660,884.27
Net Cash Flows from Financing Activities	**660,884.27**
Net Cash Flows	**49,566.77**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	-
Net cash flows	49,566.77
Cash and cash equivalents at end of period	49,566.77
Net change in cash for period	**49,566.77**

Statement of Owners' Equity

TrippBio, Inc.
For the 8 months ended December 31, 2020

	MAY-DEC 2020
Equity	
Opening Balance	-
Additional Paid in Capital	19,444.04
Common Stock	329.56
Current Year Earnings	(866,473.06)
Total Equity	**(846,699.46)**